425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

northern virginia, denver,
sacramento, walnut creek

tokyo, london, brussels,
beijing, shanghai, hong kong
October 5, 2010
VIA EDGAR
Mary Beth Breslin
Louis Rambo
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aradigm Corporation
Registration Statement on Form S-1
File No. 333-168770
Dear Ms. Breslin and Mr. Rambo:
     On behalf of Aradigm Corporation, a California corporation (the “Company”), we are writing to respond to the comments set forth in the September 7, 2010 comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-168770) filed with the Commission on August 11, 2010 (as amended, the “Registration Statement”) in connection with the registration for resale of up to 68,229,726 shares of the Company’s common stock by the selling shareholders named in the prospectus forming a part of the Registration Statement (collectively, the “Selling Shareholders”). The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement, which incorporates the revisions discussed in this letter, as well as certain updates to incorporate, among other things, the Company’s unaudited interim financial information and related Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarterly period ended June 30, 2010.
     To assist in your review, for your convenience, we have set forth below each of the Staff’s comments in bold followed by the Company’s response thereto.

Securities and Exchange Commission
October 5, 2010
Page Two
     In connection with the Company’s responses to the Staff’s comments set forth below, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comment:
Recent Developments, page 2
1.	We note from your disclosure that the warrants issued in the June 21, 2010 private placement are not exercisable until you have held a special meeting of shareholders to approve an amendment to increase the number of authorized shares of common stock. We further note that the shares subject to the July 30, 2010 stock purchase agreement with Novo Nordisk will not be issued until shareholders have approved an amendment to increase the number of authorized shares to cover the 26 million shares to be issued. Because these shares being offered for resale are not outstanding and cannot be issued until shareholders vote to approve the increase in authorized share capital, please confirm that you will not request acceleration of the effective date of the registration statement until after you have obtained shareholder approval. Alternatively, remove these shares from the registration statement.
Company Response:
     The Company notes the Staff’s comment and respectfully advises the Staff that, as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on September 20, 2010, the Company’s shareholders approved all three proposals that were presented at the Company’s Special Meeting of Shareholders held on September 14, 2010 (the “Special Meeting”), including Proposal 1 (approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized

Securities and Exchange Commission
October 5, 2010
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shares of the Company’s common stock by 7,527,214 shares to allow the Company to reserve a sufficient number of shares available for issuance to cover the shares issuable upon exercise of warrants issued in the June 2010 private placement (the “June 2010 PIPE”)) and Proposal 2 (approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock by 26,000,000 to allow the Company to reserve a sufficient number of shares available for issuance to cover the shares issuable under the July 30, 2010 stock purchase agreement between the Company and Novo Nordisk A/S (the “Novo Nordisk Stock Purchase Agreement”). Following the Special Meeting, the Company filed a Certificate of Amendment of the Company’s Amended and Restated Articles of Incorporation with the Secretary of State of the State of California on September 14, 2010 to increase the total number of authorized shares of the Company’s common stock from 150,000,000 to 213,527,214, and the Company subsequently issued 26,000,000 shares of common stock on September 15, 2010 under the Novo Nordisk Stock Purchase Agreement and 7,527,214 shares of common stock on September 21, 2010 pursuant to the exercise of the warrants issued in the June 2010 PIPE. Accordingly, the Company respectfully advises the Staff that all of the 68,229,726 shares proposed to be offered for resale under the Registration Statement are now issued and outstanding.
Staff Comment:
2.	With a view towards clarified disclosure, please advise us whether the warrants will be exercisable or whether you will issue the shares pursuant to the stock purchase agreement if Proposal 3 as described in your definitive proxy statement filed on August 31, 2010 is approved, but neither Proposal 1 nor Proposal 2 is approved.
Company Response:
     The Company notes the Staff’s comment and respectfully advises the Staff that, as noted in the Company’s response to Comment 1 above, the Company’s shareholders approved all three proposals that were presented at the Special Meeting (i.e. Proposal 1, Proposal 2 and Proposal 3), and all of the 68,229,726 shares proposed to be offered for resale under the Registration Statement are now issued and outstanding.

Securities and Exchange Commission
October 5, 2010
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Staff Comment:
Selling Shareholders, page 55
3.	Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
Company Response:
     For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Shareholders as contemplated by the Registration Statement would appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
Background
June 2010 PIPE
     As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on June 21, 2010, the Company entered into a securities purchase agreement on June 18, 2010 with nine of the Selling Shareholders (the “June 2010 PIPE Securities Purchase Agreement”). These nine Selling Shareholders are as follows (collectively, the “June 2010 PIPE Selling Shareholders”): (1) 21 April Fund, L.P., (2) 21 April Fund, Ltd., (3) Bison Trading, LLC, (4) DEF Associates N.V., (5) First Eagle Value in Biotechnology Master Fund, Ltd., (6) Laurence Lytton, (7) The Conus Fund, L.P., (8) The Conus Fund Offshore Master Fund Limited, and (9) The Conus Fund (QP), L.P. On June 21, 2010, the Company closed the transactions contemplated by the June 2010 PIPE Securities Purchase Agreement and sold to the June 2010 PIPE Selling Shareholders in a private placement an aggregate of 34,702,512 shares of common stock and warrants to purchase an aggregate of 7,527,214 shares of common stock. The warrants’ exercise price was fixed at $0.1184 per share (subject to adjustment only in the case of stock dividends, subdivisions or combinations in respect of the Company’s common stock), and the warrants were exercisable only after the Company had called and held a special meeting of the Company’s shareholders to vote on a proposal to approve an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock and the Company had received the requisite shareholder approval for the proposal. The warrants included a mandatory exercise provision whereby the Company had the right to require the holders to exercise the warrants following the Company’s receipt of the requisite shareholder approval for the proposal.

Securities and Exchange Commission
October 5, 2010
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     At the closing of the June 2010 PIPE, after deducting for fees and expenses, the Company received approximately $3.7 million in aggregate net proceeds. As part of the June 2010 PIPE, the Company paid Ladenburg Thalmann & Co. Inc., which acted as the exclusive placement agent for the June 2010 PIPE, placement agent fees in the amount of $300,000 and reimbursed Ladenburg Thalmann & Co. Inc. for certain expenses as placement agent.
     In addition, at the closing of the June 2010 PIPE, the Company entered into a registration rights agreement with the June 2010 PIPE Selling Shareholders (the “June 2010 PIPE Registration Rights Agreement”), pursuant to which the Company is required to file one or more registration statements to cover the resale of the 34,702,512 shares of common stock issued in the June 2010 PIPE and the 7,527,214 shares of common stock issuable upon exercise of the warrants issued in the June 2010 PIPE.
Novo Nordisk Stock Purchase Agreement
     As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on August 2, 2010, the Company entered into the Novo Nordisk Stock Purchase Agreement on July 30, 2010 with the remaining Selling Shareholder, Novo Nordisk A/S, a company organized and existing under the laws of Denmark. The Novo Nordisk Stock Purchase Agreement provided for the Company’s issuance to Novo Nordisk A/S in a private placement of 26,000,000 shares of common stock in consideration for the termination of all of the Company’s obligations under a Promissory Note and Security Agreement dated July 3, 2006, which had evidenced, among other things, a loan that was previously made by Novo Nordisk A/S to the Company in the principal amount of $7.5 million, bearing interest accruing at 5% per annum (the “Novo Nordisk Promissory Note”). The closing of the transactions contemplated by the Novo Nordisk Stock Purchase Agreement was subject to the Company’s receipt of the requisite shareholder approval to increase the total number of authorized shares of the Company’s common stock to cover the 26,000,000 shares of common stock issuable to Novo Nordisk A/S under the Novo Nordisk Stock Purchase Agreement and other customary conditions.
     In addition, on July 30, 2010, the Company entered into a registration rights agreement with Novo Nordisk A/S (the “Novo Nordisk Registration Rights Agreement”), pursuant to which the Company is required to file a registration statement to cover the resale of the 26,000,000 shares of common stock issuable to Novo Nordisk A/S under the Novo Nordisk Stock Purchase Agreement, but which shares may be included in the same registration statement covering the resale of the 34,702,512 shares of common stock issued in the June 2010 PIPE and the 7,527,214 shares of common stock issuable upon exercise of the warrants issued in the June 2010 PIPE.
     In connection with the Company’s execution of the Novo Nordisk Stock Purchase Agreement and the June 2010 PIPE Registration Rights Agreement, the Company and the

Securities and Exchange Commission
October 5, 2010
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June 2010 PIPE Selling Shareholders entered into an amendment to the June 2010 PIPE Securities Purchase Agreement and the June 2010 PIPE Registration Rights Agreement in order to permit the Company to include the 26,000,000 shares of common stock issuable to Novo Nordisk A/S under the Novo Nordisk Stock Purchase Agreement in the same registration statement and to extend certain deadlines required to be satisfied by the Company set forth in the June 2010 PIPE Registration Rights Agreement.
     The Company filed the original Registration Statement on August 11, 2010 to satisfy obligations under both the June 2010 PIPE Registration Rights Agreement and the Novo Nordisk Registration Rights Agreement.
Special Meeting
     As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on September 20, 2010, the Company held the Special Meeting on September 14, 2010, at which the following three proposals were presented and voted on by the Company’s shareholders:
•	Proposal 1 — Approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock by 7,527,214 shares to allow the Company to reserve a sufficient number of shares available for issuance to cover the shares issuable upon exercise of warrants issued in the June 2010 PIPE.

•	Proposal 2 — Approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock by 26,000,000 to allow the Company to reserve a sufficient number of shares available for issuance to cover the shares issuable under the Novo Nordisk Stock Purchase Agreement.

•	Proposal 3 — Approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock by 30,000,000 to allow the Company to have additional flexibility to use its capital stock for business and financial purposes in the future.
     All three proposals were approved by the Company’s shareholders at the Special Meeting. Following the Special Meeting, the Company filed a Certificate of Amendment of the Company’s Amended and Restated Articles of Incorporation with the Secretary of State of the State of California on September 14, 2010 to increase the total number of authorized

Securities and Exchange Commission
October 5, 2010
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shares of the Company’s common stock from 150,000,000 to 213,527,214, and the Company subsequently issued 26,000,000 shares of common stock on September 15, 2010 under the Novo Nordisk Stock Purchase Agreement and 7,527,214 shares of common stock on September 21, 2010 pursuant to the exercise of warrants.
Rule 415 Analysis
     Rule 415 under the Securities Act of the 1933, as amended (the “Securities Act”), generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:
“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:
1. The registration statement pertains only to:
i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”
     Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders in a secondary offering. In the event that the offering is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis and the selling securityholders would be unable to sell their securities at prevailing market prices, (ii) the selling securityholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would likely not be available to the selling securityholders to effect resales of their securities registered in the offering. In this regard, the Staff’s interpretation of Rule 415 can have a significant impact on the ability of smaller public companies such as the Company to raise capital and on the ability of a selling securityholder to effect resales of its securities. Accordingly, the Company believes that the Staff should only recharacterize an offering as a primary offering after a careful and complete review of the relevant facts and circumstances of the offering.
     The Company has reviewed the Staff’s historical guidance on Rule 415(a)(1)(i) as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“CDI 612.09”), which states, in relevant part:
“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an

Securities and Exchange Commission
October 5, 2010
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issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)
As CDI 612.09 indicates, the question is a “difficult factual one” that involves an analysis of various factors and “all the circumstances.” In determining “whether an offering styled a secondary one is really on behalf of the issuer”, the Company has reviewed the factors set forth in CDI 612.09, and based on the Company’s consideration of these factors, the Company believes that the proposed resale of shares by the Selling Shareholders as contemplated by the Registration Statement would appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Each of the factors set forth in CDI 612.09 is discussed below in the context of the proposed resale of shares by the Selling Shareholders as contemplated by the Registration Statement.
How Long the Selling Shareholders Have Held the Shares
     Of the total 68,229,726 shares being registered for resale under the Registration Statement, 34,702,512 shares were issued to the June 2010 PIPE Selling Shareholders at the closing of the June 2010 PIPE, which occurred on June 21, 2010, in a bona fide private placement in which the June 2010 PIPE Selling Shareholders made specific representations to the Company that they were “accredited investors” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act and that they were acquiring such shares for their own accounts and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. Accordingly, as of the date of this letter, these 34,702,512 shares have been held by the June 2010 PIPE Selling Shareholders for over three months.
     Of the total 68,229,726 shares being registered for resale under the Registration Statement, 7,527,214 shares were issued to the June 2010 PIPE Selling Shareholders on September 21, 2010 pursuant to the exercise of warrants that were issued to the June 2010

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October 5, 2010
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PIPE Selling Shareholders at the closing of the June 2010 PIPE, which occurred on June 21, 2010. Although the June 2010 PIPE Selling Shareholders have so far held these 7,527,214 shares only since September 21, 2010, the warrants pursuant to which these shares were issued have been held by the June 2010 PIPE Selling Shareholders for over three months.
     Of the total 68,229,726 shares being registered for resale under the Registration Statement, 26,000,000 shares were issued to Novo Nordisk A/S under the Novo Nordisk Stock Purchase Agreement on September 15, 2010 in a bona fide private placement in which Novo Nordisk A/S made specific representations to the Company that it had such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of such investment and that it was purchasing such shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. Although Novo Nordisk A/S has so far held these 26,000,000 shares for a short period of time, the Novo Nordisk Stock Purchase Agreement, under which such shares were issued, was entered into approximately two months ago.
     The Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“CDI 116.19”), which states, in relevant part:
“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”
     CDI 116.19 makes clear that a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period under the circumstances set forth in CDI 116.19. CDI 116.19 also makes clear that the analysis applies to the convertible security and not to the underlying common stock.

Securities and Exchange Commission
October 5, 2010
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     As previously discussed, the warrants issued in the June 2010 PIPE had included a mandatory exercise provision whereby the Company had the right to require the holders to exercise the warrants following the Company’s receipt of the requisite shareholder approval for a proposal to approve an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock, and the warrants’ exercise price was fixed at $0.1184 per share (subject to adjustment only in the case of stock dividends, subdivisions or combinations in respect of the Company’s common stock). In this regard, the Company believes that the June 2010 PIPE Selling Shareholders were “irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio.” While the warrants had become exercisable only after the Company had received the requisite shareholder approval for the proposal to approve an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of the Company’s common stock and certain of the June 2010 PIPE Selling Shareholders could have had the ability to influence the outcome of this proposal by virtue of their ownership of the Company’s common stock as of the record date for the Special Meeting, the June 2010 PIPE Selling Shareholders did not have the unilateral ability to ensure that the conditions to their obligations to exercise the warrants would not be satisfied.
     In addition, under the Novo Nordisk Stock Purchase Agreement, the conditions to closing were not within the control of Novo Nordisk A/S such that Novo Nordisk A/S could cause the conditions to not be satisfied.
     Finally, there has historically been limited trading volume in the Company’s common stock. In this regard, even after the Registration Statement is declared effective, the Company believes that, for all practical purposes, the Selling Shareholders would still need to continue to bear the risk of a significant portion of their shares because it would likely be difficult for them to be able to sell into the public market a large number of shares in the near future without significantly reducing the price that they would receive for such shares, given the historical limited trading volume in the Company’s common stock.
The Circumstances Under Which the Selling Shareholders Received Their Shares
     The Selling Shareholders acquired their respective shares in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and have been at market risk for such shares since their acquisition thereof. The Selling Shareholders made specific representations to the Company that they were acquiring the shares for their own accounts and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. The Company is neither aware of any evidence that would indicate that these specific representations were false nor aware of any evidence that the Selling Shareholders have any

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October 5, 2010
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plan to act in concert to effect a distribution of their shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as any road shows or other actions to condition the market for the Company’s common stock) by or on behalf of the Selling Shareholders have or would take place if the Registration Statement is declared effective.
     None of the Selling Shareholders is acting on behalf of the Company with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Shareholders that would control the timing, nature and amount of resales of such shares or whether such shares are even resold at all under the Registration Statement. In addition, the Company would not receive any of the proceeds from any resales of such shares by the Selling Shareholders under the Registration Statement. Rather, all proceeds received from any such resales would accrue to the benefit of the Selling Shareholders. In addition, the issuance of the shares by the Company to Novo Nordisk A/S under the Novo Nordisk Stock Purchase Agreement cannot be characterized as a primary offering on behalf of the Company, given that the Company did not issue such shares in order to raise capital, but to terminate the Company’s obligations under the Novo Nordisk Promissory Note.
     It is important to note that the circumstances under which the Selling Shareholders acquired their respective shares covered by the Registration Statement do not present the same abusive concerns as “toxic convertible” transactions that the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies. Based on the Company’s understanding, in many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated in accordance with the market price of the issuer’s underlying common stock. When the transaction was announced, the stock prices typically fell which led to the issuer having to issue significant blocks of stock, in many cases well in excess of 100% of the shares previously outstanding. In these “toxic convertible” transactions, existing investors or investors who purchased shares after the announcement of the transaction frequently faced downward pressure on the value of their investments. In many cases, the shareholders who did not participate in the “toxic convertible” transaction saw the value of their shares decline dramatically due to massive dilution resulting from the trigger of price “resets” or floating conversion or exercise prices. Neither the June 2010 PIPE nor the Novo Nordisk Stock Purchase Agreement transactions involve the sale of any securities with any price “resets” or any floating conversion or exercise prices that could effectively eliminate market risk to the

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October 5, 2010
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Selling Shareholders and permit such Selling Shareholders to profit at the expense of the Company’s other shareholders even in the face of massive dilution and price declines. The June 2010 PIPE contemplated the sale of common stock and warrants with a fixed exercise price (subject to adjustment only in the case of stock dividends, subdivisions or combinations in respect of the Company’s common stock). The Novo Nordisk Stock Purchase Agreement contemplated the issuance of common stock only. Accordingly, the Company believes that none of the features commonly associated with abusive PIPE transactions are present.
The Selling Shareholders’ relationship to the Company.
     The Selling Shareholders are comprised of private investment funds, individual investors and a healthcare company. None of the Selling Shareholders has any representatives on the Company’s board of directors, nor do any of the Selling Shareholders have any special contractual rights as shareholders of the Company under any shareholders’ or similar agreement.
The Amount of Shares Involved
     As of September 28, 2010, the Company had 171,088,678 shares of common stock issued and outstanding. The 68,229,726 shares being registered for resale under the Registration Statement, which consist of shares held by ten separate shareholders, would represent approximately 40% of the Company’s outstanding shares as of such date.
     Regardless of the percentage, it is important to note that the amount of shares being registered is but only one factor cited in CDI 612.09 to be considered in determining “whether an offering styled a secondary one is really on behalf of the issuer”. The Company believes that the proper inquiry is whether the Registration Statement contemplates the resale of securities by persons who assumed the market risk of the securities.
     The Company has reviewed various historical guidance from the Staff, including Securities Act Rules Compliance and Disclosure Interpretations Question 612.12 (“CDI 612.12”) and Securities Act Rules Compliance and Disclosure Interpretations Question 216.14 (“CDI 216.14”).
CDI 612.12 states, in relevant part:
A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

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October 5, 2010
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CDI 216.14 states, in relevant part:
Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. See Question 116.15.
     The above historical guidance from the Staff makes it clear that a large shareholder can effect a valid secondary offering of shares, even where the shareholder’s ownership percentage in the issuer is well in excess of the 40% covered by the Registration Statement. Moreover, the 40% covered by the Registration Statement consist of shares held not by one large shareholder but by ten separate shareholders.
Whether the Selling Shareholders are in the Business of Underwriting Securities
     The Selling Shareholders are comprised of private investment funds, individual investors and a healthcare company. While the Company has been advised that four of the Selling Shareholders (namely 21 April Fund, L.P., 21 April Fund, Ltd., DEF Associates N.V. and First Eagle Value in Biotechnology Master Fund, Ltd.) are affiliates of a broker-dealer, the Company has been advised that none of the Selling Shareholders is a broker-dealer. To the Company’s knowledge, none of the Selling Shareholders is in the business of underwriting securities. Indeed, the actual issuance of the shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Shareholders’ ability to resell the shares. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.
Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.
     Based on the foregoing analysis and under all the circumstances, the facts do not support the determination that the Selling Shareholders are acting as a conduit for the Company. The facts indicate that the Selling Shareholders made fundamental decisions to invest in the Company’s common stock. The Company is not aware of any evidence that would indicate that any of the Selling Shareholders are acting in concert to effect a coordinated distribution of the shares.
     For the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Shareholders as contemplated by the Registration Statement would appropriately be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Securities and Exchange Commission
October 5, 2010
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Staff Comment:
4.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Novo Nordisk.
Company Response:
     We note the Staff’s comment and have been advised by Novo Nordisk A/S that the board of directors of Novo Nordisk A/S exercises the sole voting and/or dispositive powers with respect to the shares to be offered by Novo Nordisk A/S under the prospectus forming a part of the Registration Statement. The Company has been advised by Novo Nordisk A/S that the members of the board of directors of Novo Nordisk A/S are Sten Scheibye, Göran A. Ando, Henrik Gürtler, Ulrik Hjulmand-Lassen, Pamela J. Kirby, Anne Marie Handrup Kverneland, Kurt Anker Nielsen, Søren Thuesen Pedersen, Stig Strøbaek, Hannu Ryöppönen and Jørgen Wedel. The Company has revised the footnotes to the table under “Selling Shareholders” to disclose this information in response to the Staff’s comment.
Staff Comment:
5.	We note that you have identified several selling shareholders as affiliates of broker-dealers. Please tell us whether any of the remaining selling shareholders is a broker-dealer or an affiliate of a broker-dealer. We may have further comment.
Company Response:
     We note the Staff’s comment and have been advised by each of the remaining Selling Shareholders (namely, Bison Trading, LLC, Laurence Lytton, The Conus Fund, L.P., The Conus Fund Offshore Master Fund Limited and The Conus Fund (QP), L.P.) that such Selling Shareholder is neither a broker-dealer nor an affiliate of a broker-dealer.
Staff Comment:
Exhibit 5.1
6.	We note the date restriction contained in the penultimate paragraph of the opinion. Please remove the restriction or confirm that you will file an updated opinion on the date of effectiveness.

Securities and Exchange Commission
October 5, 2010
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     Company Response:
     We note the Staff’s comment and confirm that we will file an updated opinion immediately prior to the date on which the Company requests acceleration of the effective date of the Registration Statement.
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     If the Staff has any remaining questions with respect to the foregoing, please do not hesitate to contact the undersigned at (415) 268-7197 or Raymond T. Hum, Esq. at (415) 268-6950.
Sincerely,
/s/ John W. Campbell, Esq.

John W. Campbell, Esq.

cc:	Nancy E. Pecota, Vice President, Finance and
Chief Financial Officer of Aradigm Corporation